[redacted]

12013977

U
SECURITIES AN
Washington, D.C. 20549

SEC
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Section

FEB 27 2012

Washington, DC
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SEC FILE NUMBER
8-51850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S.Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Saliba **(312) 986-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name –*of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.

AB 3/11

AB 3/13

OATH OR AFFIRMATION

I, Anthony J. Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC as of December 31st, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
PATRICIA M SUERTH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Anthony J. Saliba, President and Chief Executive Officer

Patricia M Suerth
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

LiquidPoint LLC
December 31, 2011
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

LiquidPoint LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

LiquidPoint LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 5,393,618
Other restricted deposits	303,194
Deposits with clearing organizations	2,359,489
Receivables and unbilled revenue from brokers, dealers and clearing organizations	3,864,095
Accounts receivable and unbilled revenue, net of allowance of $ 533,259	2,107,759
Fixed assets, net of accumulated depreciation and amortization of $ 1,100,848	1,706,107
Goodwill	301,168
Intangible assets, net of accumulated amortization of $ 391,333	1,173,998
Other assets	1,593,937
Total assets	$ 18,803,365
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 1,460,082
Deferred revenue	192,075
Accrued compensation and other liabilities	4,102,681
Total liabilities	5,754,838
Member's equity	13,048,527
Total liabilities and member's equity	$ 18,803,365

The accompanying notes are an integral part of the statement of financial condition.

LiquidPoint LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

LiquidPoint LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options exchanges in the United States. The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The CBOE serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organizations

Deposits with clearing organizations consist of short-term US Treasury bills. US Treasury bills are recorded at fair value with gains and losses included in interest income.

Other Restricted Deposits

Other restricted deposits consist of certificates of deposit held in connection with the Company's occupancy-related operating lease. The carrying amounts of these certificates of deposit on the statement of financial condition approximate fair value.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is three years from date of the original acquisition, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists.

Other Assets

Other assets primarily consist of prepaid assets, a cost-method investment, and receivables from affiliates.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses primarily consist of amounts due to banks, accrued rent and other accrued expenses.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, payables to related parties and other miscellaneous liabilities.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated

2. Significant Accounting Policies (continued)

business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns.

Recent Accounting Developments

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, which is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company will apply the provisions in this update for the evaluation of goodwill and other indefinite-lived intangible assets for impairment as of January 1, 2012 and it is not expected to have a material impact on the Company's results of operation, cash flows or financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

3. Financial Instruments (continued)

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities

US Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, US Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

Deposits

The fair value of certificates of deposit is determined using third-party quotations. These deposits are generally categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Other restricted deposits:				
Certificates of deposit	$ -	$ 303,194	$ -	$ 303,194
Deposits with clearing organizations:				
US Treasury bills	1,498,950	-	-	1,498,950
Total assets	$ 1,498,950	$ 303,194	$ -	$ 1,802,144

There were no transfers among Levels during the year.

4. Receivables and Unbilled Revenue from Brokers, Dealers and Clearing Organizations

At December 31, 2011, amounts receivable and unbilled revenue from brokers, dealers and clearing organizations include:

Broker-dealers receivables	$ 3,128,289
Broker-dealers unbilled revenue	639,877
Clearing organizations	95,929
Total receivables and unbilled revenue	$ 3,864,095

5. Fixed Assets

At December 31, 2011, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware	$ 2,020,715	$ (831,270)	$ 1,189,445
Leasehold improvements	11,741	(5,985)	5,756
Software	506,508	(147,746)	358,762
Furniture and equipment	267,991	(115,847)	152,144
Total	$ 2,806,955	$ (1,100,848)	$ 1,706,107

During the year, the Company removed fully depreciated fixed assets totaling $1,121,924.

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2011 and determined no impairment charge was required. Subsequent to May 1, 2011, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

6. Goodwill and Intangible Assets (continued)

The Company entered into an Account Referral Agreement on February 22, 2011 with Electronic Brokerage Systems, LLC, Robert C. Sheehan & Associates, LLC, and Frontline Technologies Inc. (formerly Belzberg Technologies, Inc.). As part of the agreement the Company acquired a customer list intangible asset consisting of a list of clients or prospective clients seeking to obtain securities brokerage services, including but not limited to trade execution and other securities services.

The following table summarizes intangible assets as of December 31, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 1,565,330	$ (391,332)	$ 1,173,998

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Deferred Compensation

The Company operates a number of deferred compensation plans in order to provide long-term incentives to employees.

As a result of being acquired by ConvergEx, the Company created the 2007 and 2008 LP Employee Bonus Plan which provides bonuses to be granted to certain employees of the Company. The final installment of $44,425 is to be paid on June 30, 2012, provided the employees remain employed by the Company in good standing.

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee over the two years following the grant of the award. The Company plans to make payments related to this program of $1,905,278, $932,543 and $489,817 in 2012, 2013 and 2014 respectively.

8. Retirement Savings Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's 401(k) plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan.

9. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

One customer accounted for 26% of the accounts receivable balance at December 31, 2011.

10. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

	Lease Payments
Year:	
2012	$ 484,312
2013	496,922
2014	511,830
2015	392,445
	$ 1,885,509

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

11. Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2011.

At December 31, 2011, Group and Eze Castle had $723,900,000 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

12. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness, all as defined. At December 31, 2011, the Company had net capital of $2,937,729, which was $2,554,073 in excess of its minimum net capital requirement of $383,656. The Company's aggregate indebtedness to net capital ratio was 1.96 to 1.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 $^{2}/_{3}$ percent of aggregate indebtedness. At December 31, 2011, the Company had $937,729 of net capital in excess of this minimum requirement.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934.

13. Related Party Transactions

The Company provides and receives a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative and technical services are provided to and from the Company. In certain cases, the Company prepays or makes estimated payments to affiliates that exceed actual expenses incurred. At December 31, 2011, the Company had a payable of $54,373 and receivable of $214,778 related to these services which is included in accrued compensation and other liabilities and other assets respectively.

Under separate agreements, the Company supplies execution, clearing and referral services to ConvergEx Execution Solutions LLC ("CES"). At December 31, 2011, the Company had net receivables of $667,455 from CES relating to these services which are included in other assets.

The Company provides execution services to BNY Mellon. At December 31, 2011, the Company had net receivables of $84,536 from BNY Mellon relating to these services which are included in receivables and unbilled revenue from brokers, dealers and clearing organizations on the statement of financial condition.

The Company also provides execution and software technology services to Pershing LLC ("Pershing"). At December 31, 2011, the Company had net receivables of $139,775 from Pershing relating to these services which are included in receivables and unbilled revenue from brokers, dealers and clearing organizations on the statement of financial condition.

The Company provides office space and related services to CES and Eze Castle Software LLC ("Eze LLC"). The Company and several related party entities under common control are party to an agreement with CES that permits CES to allocate a portion of its lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES.

The Company's Chief Executive Officer maintains significant ownership interest in SalibaCo, LLC ("SalibaCo"). The Company receives certain administrative support from SalibaCo. SalibaCo and the Company each hold an ownership interest of less than 5% in The Connors Group, a financial markets information company.

14. Subsequent Events

The Company has evaluated all subsequent events through February 24, 2012, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

Ernst & Young LLP

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